Investing In Chesapeake

August 2003

This presentation includes forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Changes in the following important factors, among others, could cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements: competitive products and pricing; production costs (particularly for raw materials such as folding carton and plastics materials); fluctuations in demand; governmental policies and regulations; interest rates; currency translation movements; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

This presentation speaks only as of the date of this presentation and Chesapeake assumes no obligation to update the presentation. Users of the presentation are advised to review public disclosure by Chesapeake subsequent to the date of this presentation.

Agenda

- Company Overview
- Business Strategy
- Paperboard Packaging
- Plastic Packaging
- Financial Highlights
- Why Invest in Chesapeake?

Company Overview

- Repositioned from a commodity-oriented North America producer of paper and tissue to a leading international supplier of value-added specialty packaging products with:
  - Market leadership positions (#1 or 2 in target markets)
  - A blue chip list of customers
  - Expertise in comprehensive design and substantial technical capabilities
  - Strategically located operations
- Primary end-use markets include pharmaceutical-healthcare, international & branded, and tobacco

Company Overview

Sales by Sector



Land
5%
Other
7%
Pharma-
Healthcare 27%
Specialty
Chemicals
4%
Food &
Household
19%
Tobacco
14%
24%
International &
Branded (Spirits,
Confectionary &
Cosmetics)

Sales by Geography



Belgium
6%
Other
6%
Ireland
6%
United Kingdom
56%
Germany
10%
United States
7%
France
9%

2002 Revenues $822 Million

Business Strategy

- Pursue profitable growth by offering differentiated value-added specialty packaging products in selected end-use markets that:
  - Provide higher growth potential
  - Require brand positioning and differentiation
  - Demand special packaging requirements and innovative packaging solutions

Paperboard Packaging

- European market leader: #1 or #2 in target markets
- Products include: folding cartons, leaflets, labels, rigid set-up boxes, vacuum-formed packaging, tubes, transparent packaging
- Sector-focused on key markets:
  - Pharmaceutical-Healthcare
  - International & Branded Products (fine spirits, premium confectionery, and cosmetics)
  - Tobacco
  - Food & Household

2002 Sales by Sector


Other
$60
Tobacco
$114
Food & Household
$86
Pharma-Healthcare
$219
International
&
Branded Products
$199

$ 678 million

Pan European Presence

- Broad geographic paperboard packaging network
  - 39 plants in 10 countries
- Plants are operated as individual profit centers
- Sector-focused operations
- Incentive compensation based on cash generation and ROIC


Europe

Pharma 21 International & Branded 11 Tobacco 4 Food & Household 3

Europe's Leading Paper Based Converters

Chesapeake

2002 Sales value of production – US$ Millions



Chesapeake
Mayr Melnhof
Nampak / MY
MeadWestvaco
VGB
A&R
Amcor
Algroup
Riverwood
Edelmann
0
100
200
300
400
500
600
700
800
Folding Cartons
Labels and Leaflets

Sales Value per Metric Ton

Chesapeake: $3,600

Peer Average: $1,900

Source: Company estimates

Sector Focus - Pharmaceuticals


NUROFEN
for children
IBUPROFEN
Fever & Pain
from 6 months
150ml ℮

- Regulations are driving information growth
- Information "package" requires text integrity
- Rigorous control / segregation / certification requirements
- Ongoing shift from bottle to blister pack (patient pack)
- Over-the-counter brand positioning
- Customers include: GlaxoSmithKline, Pfizer, Boots, Wyeth, Merck, 3M, Schering-Plough and AstraZeneca

Sector Focus – International & Branded



JOHNNIE WALKER
PURE MALT

- Brand positioning / differentiation in discerning global markets
- Multi-substrate product mix focused on fine spirits, confectionery, and cosmetics and fragrance markets
- Consistent image / anti-counterfeiting
- Exceptional print / finishing techniques
- Large scale international launches / re-launches / range-extension
- Customers include: Diageo, Allied Distillers, William Grant, Nestlé, Cadbury’s, Mars, Storck

Sector Focus - Tobacco

Chesapeake



Lord
Lord
Lord
Ultima
Lord Extra

- Long-term customer relationships
- Shift from soft to hard pack
- Advertising restrictions lead to point of sale differentiation
- Promotional launches in Eastern Europe/Africa/ Far East
- Global print supplier rationalization
- Customers include BAT, Gallaher and Altadis

Paperboard Packaging Competitors

Company	Target Market
Copapharm*	Pharma-Healthcare
Pharmapact*	Pharma-Healthcare
MY Holdings (NamPak)	International & Branded - Confectionery
Rentsch (Amcor)	Tobacco
Algroup (Alcan)	Tobacco
Mayr Melnhof	Food & Household/International & Branded
Van Genechten Packaging	Food & Household

*Alliance

Plastic Packaging

- Leadership positions in selected niche markets
  - Barrier containers for invasive fluids
  - PET soft drink bottles in South Africa
  - HDPE milk bottles in Ireland
- Products: PET, HDPE plastic bottles, containers and closures
- Primary markets: specialty chemicals, beverages, pharma-healthcare
- Principal customers include: Syngenta, Dow, BASF, DuPont, Abbot, Procter & Gamble, Coca-Cola, and Pepsi

2002 Sales by Sector


Other
$8
Specialty Chemicals
$25
Food & Beverage
$71

$ 104 million

Plastic Packaging

- Selective geographic network of manufacturing facilities
  - 9 plants in 7 countries
- Target attractive geographies
  - High market share
  - Proprietary barrier technology
  - Emerging markets with high growth potential


Cavan, Republic of Ireland
Lurgan, Northern Ireland
Crewe, England
Saint Étienne, France
Kunshan, People's Republic of China
Mauritius
Harrismith, South Africa
Cape Town, South Africa
Food & Beverage 5
Specialty Chemicals 4

Plastic Packaging Competitors

Company	Target Market
Amcor	Soft Drinks
Crown Cork & Seal	Soft Drinks
Nampak	Soft Drinks & Specialty Chemicals
Graham Packaging	Specialty Chemicals
RPC Group	Specialty Chemicals
Huhtamaki Van Leer	Specialty Chemicals
M&H Plastics	Pharmaceutical

Financial Strategy

- Consistent with business strategy
- Obtain and maintain an investment-grade debt rating
- Target a long-term debt to capital of 35% – 50%
- Maintain interest rate exposure on 25% – 40% of debt
- Maintain adequate cash liquidity with an appropriate amount of floating rate credit line facilities
- Finance long-term assets with long-term fixed rate debt; finance current assets with current liabilities and short-term floating rate debt

Financial Strategy

Chesapeake

- Access the capital markets on a regular basis with periodic public debt offerings
- Maintain a regular and sustainable dividend with a target dividend payout range over the business cycle of 10% to 20% of operating cash flow
- Foreign exchange exposure will be “naturally hedged”

Historical Financial Data

Chesapeake

Continuing Operations

(Dollars in Millions Except Per Share Data)

	FY ENDED		
	2000	2001	2002
Sales	$ 655	$ 790	$ 822
EBIT (Earnings Before Interest and Taxes)	$ 46	$ 46	$ 72
Depreciation/Amortization	$ 53	$ 60	$ 48
EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization)	$ 99	$ 106	$ 120
EPS	$ 0.70	$ 0.69	$ 1.35

Historical Segment Results

(Dollars in Millions)

	2000	2001	2002
Sales			
Paperboard Packaging	547	671	678
Plastic Packaging	87	98	104
Land Development	21	21	40
Total	655	790	822
EBIT			
Paperboard Packaging	51	62	62
Plastic Packaging	7	3	9
Land Development	16	15	16
Corporate	(20)	(19)	(12)
Restructuring Charges	(8)	(15)	(3)
Total	46	46	72
EBITDA			
Paperboard Packaging	94	110	101
Plastic Packaging	16	13	17

2003 Operating Results

Chesapeake

(Dollars in Millions Except Per Share Amounts)

	Second Quarter		Six Months	
	2002	2003	2002	2003
Sales	$ 189	$ 212	$ 371	$ 430
EBIT	11	24*	23	39*
Depreciation	12	13	23	26
EBITDA	23	37*	46	65*
CapEx	10	14	20	30
EPS	$ 0.02	$ 0.62*	$ -	$ 0.80*

*Includes gain on settlement of environmental obligations of $11 million, or $0.51 per share

Long-Term Debt



Debt
Millions
Debt/Capital
Net Debt
Net Debt/Capital
$700
$600
$500
$400
$300
$200
$100
$0
54%
53%
52%
51%
50%
49%
48%
47%
46%
45%
2000
2001
2002
2Q03

Financial Outlook 2003

• Earnings Per Share	$1.65 - $1.95
• Free Cash Flow Before Dividends and Financing Activity	$20 - $30 Million
• Operating Earnings Improvement in Paperboard and Plastics Segments	8% - 12%

Seasonality of Earnings


30
20
10
0
$ Millions
10
12
15
12
11
13*
9
23
15
26
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
EBIT 2001
EBIT 2002
EBIT 2003

*Excludes gain on settlement of environmental obligations of $11 million

Why Invest in Chesapeake?

- #1 paper-based specialty packaging company in Europe
- #1 in pharmaceutical-healthcare, #1 in premium branded #2 in tobacco
- Solid business characteristics: low cyclicality, high barriers to entry, and excellent competitive position
- Pan European scale and footprint
  - Most extensive service operations of any European specialty packaging supplier
  - State-of-the-art manufacturing facilities and Europe’s largest design studio
- Blue chip customers
- Deep and experienced management team
- Financial discipline

Investing In Chesapeake

August 2003

Chesapeake